UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                           (AMENDMENT No. __________)*

                                    PHH Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693320202
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Alan Fournier
                       c/o Pennant Capital Management LLC
                                 40 Main Street
                                Chatham, NJ 07928

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 16, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               (Page 1 of 7 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ---------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 2 of 7 Pages
----------------------------                        ---------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Pennant Capital Management, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,689,800
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                            2,689,800
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,689,800
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              5.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ---------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 3 of 7 Pages
----------------------------                        ---------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Alan Fournier
              c/o Pennant Capital Management, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,689,800
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          2,689,800
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,689,800
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              5.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ---------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 4 of 7 Pages
----------------------------                        ---------------------------

ITEM 1.       SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of PHH Corp., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at: 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

ITEM 2.       IDENTITY AND BACKGROUND

     (a) The names of the persons filing this statement on Schedule 13D are Pennant Capital Management, LLC, a Delaware limited liability company ("Pennant Capital") and Alan Fournier, a United States citizen ("Fournier"), collectively referred to herein as the "Reporting Persons". The filing of this statement on
Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock owned by any other person or entity.

     (b) The principal business address for Pennant Capital is 40 Main Street Chatham, New Jersey 07928. The principal business address for Alan Fournier is c/o Pennant Capital Management, LLC, 40 Main Street, Chatham, New Jersey 07928.

     (c) Pennant Capital is the manager of each of Pennant Offshore Partners, Ltd., a Cayman Islands company ("Offshore"), Pennant Onshore Partners, LP, a Delaware limited partnership ("Onshore"), Pennant Onshore Qualified, LP, a Delaware limited partnership ("Qualified"), Pennant Spinnaker Fund, LP, a Delaware limited partnership ("Spinnaker"), Pennant Windward Fund, LP, a Delaware limited partnership ("Windward LP") and Pennant Windward Fund, Ltd., a Cayman Islands company ("Windward Ltd.")(collectively referred to herein as the "Funds"), and consequently has voting control and investment discretion over the securities held by the Funds. Alan Fournier is the managing member of, and thereby controls, Pennant Capital.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Pennant Capital is a Delaware limited liability company. Fournier is a citizen of the United States.

----------------------------                        ---------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 5 of 7 Pages
----------------------------                        ---------------------------

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Funds for the purchase of the shares of Common Stock reported herein to be held by Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. were derived from their respective general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $75.16 million was paid to acquire the shares of Common Stock reported herein.

ITEM 4.       PURPOSE OF TRANSACTION

     The Reporting Persons originally acquired the shares of Common Stock for investment purposes in the ordinary course of business because they believed the shares to be undervalued and represented an attractive investment opportunity. On March 15, 2007, the Issuer announced that it had entered into a definitive merger agreement (the "Merger Agreement") to be acquired by GE Capital Solutions (the "Merger"). Under the terms of the Merger Agreement, shareholders of the Issuer would receive $31.50 per share in cash at the closing of the Merger. The Reporting Persons do not believe that the merger consideration adequately values the Issuer and, accordingly, do not believe that the Merger is in the best interest of the shareholders of the Issuer. Consequently, based on the currently available information and terms, the Reporting Persons intend at this time to vote against the Merger. The Reporting Persons and their representatives intend to monitor developments relating to the proposed Merger including any details relating thereto, on a continuing basis. At any time and from time to time, the Reporting Persons may engage in discussions with members of the Board of Directors of the Issuer and management of the Issuer as well as with other shareholders of the Issuer and other interested parties regarding the Merger, potential alternatives and other matters of interest to the Issuer's shareholders and with respect to the Reporting Persons' investment in the shares of the Issuer, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. The Reporting Persons also reserve their right to review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

     Except as described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Depending on various factors, including, without limitation, the status of the proposed Merger and alternatives thereto, the terms of the Merger or any alternative thereto that may arise, the outcome of the discussions, if any, referenced above, the Issuer's financial position and business strategy, the price levels of the shares of Common Stock, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, voting their shares of Common Stock to support or oppose the Merger or an alternative, tendering into an offer to purchase the Issuer's Common Stock, purchasing additional shares of Common Stock or any of the Issuer's debt or other equity securities, selling or otherwise disposing of some or all of their shares of Common Stock or any of the Issuer's debt or other equity securities, short selling or otherwise hedging some or all of their shares of Common Stock or any of the Issuer's debt or other equity securities, in each case, in the open market or in privately negotiated transactions or otherwise, or changing their intention with respect to any and all matters referred to in this Item 4.

----------------------------                        ---------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 6 of 7 Pages
----------------------------                        ---------------------------

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

     (a-b) Pennant Capital is the manager of each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd., and consequently has voting control and investment discretion over the securities held by each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. As of the date hereof, the Funds collectively hold 5.0% of the outstanding shares of Common Stock of the Issuer. Alan Fournier is the managing member of, and thereby controls, Pennant Capital. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Pennant Capital and Alan Fournier disclaims beneficial ownership of shares of Common Stock owned respectively by Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. The percentages used herein are based upon the 53,506,822 shares of Common Stock reported to be outstanding as of November 10, 2006 by the Issuer in its Annual Report on Form 10-K for the period ended December 31, 2005, filed with the Securities and Exchange Commission on November 22, 2006.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix I hereto.

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Pennant Capital.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as appendices and exhibits:

Appendix I:   Transactions Effected During the Past Sixty Days

Appendix II:  Joint Filing Agreement

----------------------------                        ---------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 7 of 7 Pages
----------------------------                        ---------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 22, 2007

            PENNANT CAPITAL MANAGEMENT LLC

            By: /s/ Alan Fournier
                ---------------------
                Alan Fournier, Managing Member




            /s/ Alan Fournier
            ---------------------
            Alan Fournier

                                   APPENDIX I
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

(All transactions were regular market transactions effected on The NYSE)


-------------    ---------------              ----------    -----------
Date of          Person                       Amount of      Price per
transaction      effecting                    securities       share
                 transaction                    Bought/        or unit
                                                 (Sold)
-------------    ---------------              ----------    -----------

 01/25/07        Spinnaker                        65,000        28.50
 02/28/07        Windward Ltd.                    60,000        28.44
 03/01/07        Windward LP                      89,990        28.30
 03/01/07        Windward Ltd.                   168,710        28.30
 03/01/07        Windward LP                      22,840        28.09
 03/01/07        Windward Ltd.                    34,660        28.09
 03/01/07        Offshore                       (126,940)       28.28
 03/01/07        Onshore                          (9,500)       28.28
 03/01/07        Qualified                      (112,260)       28.28
 03/01/07        Spinnaker                       (10,000)       28.28
 03/15/07        Offshore                         15,460        31.07
 03/15/07        Onshore                           4,210        31.07
 03/15/07        Qualified LP                      9,470        31.07
 03/15/07        Spinnaker LP                      5,930        31.07
 03/15/07        Windward LP                      19,830        31.07
 03/15/07        Windward Ltd.                    30,100        31.07
 03/16/07        Offshore                          3,640        31.16
 03/16/07        Onshore                             990        31.16
 03/16/07        Qualified                         2,230        31.16
 03/16/07        Spinnaker                         1,400        31.16
 03/16/07        Windward LP                       4,670        31.16
 03/16/07        Windward Ltd.                     7,070        31.16

                                   APPENDIX II
                             JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


     Dated: March 22, 2007

            PENNANT CAPITAL MANAGEMENT LLC

            By: /s/ Alan Fournier
                ---------------------
                Alan Fournier, Managing Member



            /s/ Alan Fournier
            ---------------------
            Alan Fournier